MERGERS

On March 1, 2011, the Board of Trustees approved the reorganization of the RidgeWorth Mid-Cap Core Equity Fund (the “Mid-Cap Core Fund”) into the RidgeWorth Mid-Cap Value Equity Fund (the “Mid-Cap Value Fund”), a separate series of the Trust, effective April 29, 2011.  As a result of the reorganization, each shareholder of the A, C and I Shares of the Mid-Cap Core Fund became a shareholder of the Mid-Cap Value Fund, and received corresponding A, C and I Shares of the Mid-Cap Value Fund in an amount equal in value to the shares of the Mid-Cap Core Fund the shareholder had immediately before the reorganization.